SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

x	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)
For the fiscal year ended: December 31, 2014

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)
For the transition period from _____ to _____
Commission file number: 0-23322

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Cascade Bancorp
Employees’ 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Cascade Bancorp
1100 N.W. Wall Street
Bend, Oregon 97701

REQUIRED INFORMATION

ITEM 1.	FINANCIAL STATEMENTS AND SCHEDULES

These statements and schedules are listed below in the Table of Contents.

ITEM 2.	EXHIBITS

	23.1	Consent of BDO USA, LLP

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cascade Bancorp
Employees’ 401(k) Profit Sharing Plan
(Name of Plan)

Date:	June 29, 2015	By: /s/ Peggy L. Biss
Cascade Bancorp
Plan Administrator

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN
FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE
Years ended December 31, 2014 and 2013

CASCADE BANCORP EMPLOYEES'
401(k) PROFIT SHARING PLAN
Years Ended December 31, 2014 and 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of the
Cascade Bancorp Employees’ 401(k) Profit Sharing Plan
Bend, Oregon

We have audited the accompanying statements of net assets available for benefits of the Cascade Bancorp Employees’ 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2014 and Schedule H, Line 4i - Schedule of Assets (Held at End of Year), as of December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Spokane, Washington
June 29, 2015

CASCADE BANCORP EMPLOYEES'
401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2014 and 2013

	2014	2013
ASSETS

Investments at fair value
Shares of registered investment companies	$20,120,776	$19,309,456
Common and collective trust fund	1,352,492	1,953,274
Corporate common stock - Cascade Bancorp Stock Fund	907,111	730,752
Total investments at fair value	22,380,379	21,993,482

Plan receivables	556	—
Notes receivable from participants	359,101	330,928
Total assets	22,740,036	22,324,410

LIABILITIES

Net assets reflecting investments at fair value	22,740,036	22,324,410
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	24,230	—
Net assets available for benefits	$22,764,266	$22,324,410

The accompanying notes are an integral part of the financial statements.

CASCADE BANCORP EMPLOYEES'
401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2014 and 2013

	2014	2013
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$190,502	$3,170,887
Interest and dividends on investments	1,184,939	735,093
Total investment income - net	1,375,441	3,905,980

Interest income on notes receivable from participants	16,912	15,587

Contributions
Participant salary deferrals	1,593,357	1,233,296
Participant rollovers	57,941	104,119
Employer	669,448	463,089
Total contributions	2,320,746	1,800,504
Total additions	3,713,099	5,722,071

Deductions from net assets attributed to:
Benefits paid to participants	3,263,005	3,746,931
Administrative expenses	10,238	7,607
Total deductions	3,273,243	3,754,538
Net increase in net assets available for benefits	439,856	1,967,533

Net assets available for benefits
Beginning of year	22,324,410	20,356,877
End of year	$22,764,266	$22,324,410

The accompanying notes are an integral part of the financial statements.

CASCADE BANCORP EMPLOYEES'
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2014 and 2013

1. Description of the Plan

The following description of the Cascade Bancorp Employees’ 401(k) Profit Sharing Plan (the Plan) provides only general information. Reference should be made to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Cascade Bancorp and its subsidiary, Bank of the Cascades (collectively, “the Employer”), who have completed 30 days of service and are at least 18 years of age. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by a committee designated by the Employer. Reliance Trust Company (Reliance) is referred to as “the Custodian.” Premier Retirement Services, Inc. (Premier) and Massachusetts Mutual Life Insurance Company Retirement Services ("Mass Mutual") provide plan administration and recordkeeping services.

Automatic enrollment

Employees who are eligible to participate in the Plan are automatically enrolled in the Plan and deemed to have elected a deferral rate of 3% of their annual compensation which is invested in the T. Rowe Price Target Date fund that is closest to the participant’s retirement age unless they affirmatively elect not to participate or elect a different deferral rate.

Contributions

The Plan includes a salary deferral provision which provides for both pre-tax contributions and after-tax Roth 401(k) contributions. Each participant may elect to contribute to the Plan a portion of his or her total annual compensation up to the maximum allowed under the Internal Revenue Code (the IRC). Such contributions are withheld from compensation as payroll deductions and are paid to the Plan by the Employer. Participants may also contribute certain amounts representing distributions from other qualified defined benefit or defined contribution plans (i.e., rollover contributions). At the Employer’s discretion, the Employer may make matching and/or profit sharing contributions up to the maximum allowed under the IRC. Participants must be employed on the last day of the Plan year and meet all other eligibility requirements to receive their share of the Employer’s profit sharing contribution for that respective year, if any. Participants must also meet certain eligibility requirements to receive their share of any Employer matching contributions; Employer matching contributions are calculated and allocated to eligible participants on a payroll-by-payroll basis. The Employer makes matching contributions equal to 100% of each participant’s contributions up to a maximum Employer contribution of 3% of the participant’s eligible compensation. Matching contributions aggregated $669,448 and $463,089 for the years ended December 31, 2014 and 2013, respectively. There were no discretionary profit sharing contributions for the years ended December 31, 2014 and 2013. The Employer’s contributions are funded on or before the filing of the Employer’s annual tax return.

The Plan is subject to annual non-discrimination testing required by ERISA. The Plan met all requirements of the testing for the year ended December 31, 2014.

Participants’ accounts

A separate account is maintained for each participant of the Plan. Each participant’s account is credited (charged) with the participant’s contributions and allocations of (a) the Employer’s matching contributions (if any), (b) the Employer’s profit sharing contributions (if any), and (c) the Plan’s net earnings (losses), and may be charged with an allocation of certain administrative expenses.

A participant’s share of the Employer’s profit sharing contributions would be allocated based upon the participant’s proportionate share of the total compensation (as defined in the Plan document) paid during the year to all participants in the Plan. Earnings (losses) for each investment fund are allocated to the participant accounts based on the individual participant’s account balance as compared to the related fund’s total balance. All forfeitures may be used by the Employer to pay expenses of the Plan. Any forfeitures not used to pay Plan expenses will be used to offset any remaining Employer contributions that have not yet been paid to the Plan for that year or, if there are no such remaining Employer contributions, such amounts will be allocated to eligible participants’ accounts. Participant accounts forfeited during the years ended December 31, 2014 and 2013 were $40,238 and

CASCADE BANCORP EMPLOYEES'
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2014 and 2013

$52,581, respectively. As of December 31, 2014 and 2013, there were $41,756 and $43,864, respectively, of unallocated forfeitures available to pay future expenses of the Plan or to reduce future Employer contributions. During the year ended December 31, 2014, previously unallocated forfeitures of $43,864 were used to reduce Employer contributions. During the year ended December 31, 2013, previously unallocated forfeitures of $43,850 were allocated to eligible participants’ accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their elective contributions, all rollovers from other qualified plans, and the actual earnings (losses) on these contributions and rollovers. These amounts cannot be forfeited for any reason. Vesting in the participants’ share of the Employer’s contributions and the actual earnings (losses) thereon is based on years of credited service, as follows:

Years of credited service	Vesting percentage
Less than 2	—%
2	20%
3	40%
4	70%
5 or more	100%

Participants earn one year of credited service for each calendar year in which the participant is credited with 1,000 hours of service, as defined by the Plan. In addition, upon death, disability, normal retirement at age 65 or older, or early retirement at age 55 and five years of service, participants become fully vested in their share of the Employer’s contributions and the actual earnings (losses) thereon.

Notes receivable from participants

Participants may elect to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested total of their account balance, reduced by their highest outstanding loan balance in the preceding 12 months. Participant borrowings are evidenced by notes and are secured by up to 50% of the total vested balance in the participant’s account. The notes receivable generally are repayable over a maximum of five years and bear interest at a rate commensurate with local prevailing rates, - as determined monthly by the Plan Administrators, - which is fixed at the time of the note. Principal and interest payments are paid through payroll deductions. The interest rates on participant notes receivable outstanding as of December 31, 2014 ranged from 3.25% to 9.00%.

Benefits

Upon retirement, death, disability, or separation of service, participants (or their beneficiaries) may elect to receive part or all of the balance in their accounts in a lump-sum payment in accordance with the appropriate provisions of the IRC and applicable state laws. Upon separation of service, if a participant’s vested account balance is $1,000 or less, the Employer may direct the Plan to automatically distribute the participant’s vested account balance in a lump-sum. Also, hardship withdrawals of participants’ contributions are allowed under certain circumstances as described in the Plan document.

Administrative expenses

The majority of plan expenses are paid directly by the Employer.

Each participant that has terminated service with the Employer for reasons other than retirement - and that has an individual account balance at December 31 - will be assessed a fee from both Mass Mutual and Premier for administrative expenses which will be deducted from the individual participant’s account. The fee currently is $9 every six months for Mass Mutual and $25 per year for Premier. In addition, effective July 1, 2011, each participant that has terminated service with the Employer will be assessed a fixed fee of $40 for each benefit distribution; such fixed fee will be deducted from the individual participant’s account.

2. Summary of Significant Accounting Policies

CASCADE BANCORP EMPLOYEES'
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2014 and 2013

Basis of accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates.

Investment valuation

The Plan’s investments in shares of registered investment companies and the Cascade Bancorp Stock Fund are stated at fair value. As of December 31, 2014, the Plan’s common and collective trust fund is invested in the INVESCO Stable Value V Fund (the Fixed Fund). In accordance with GAAP, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Accordingly, the accompanying statements of net assets available for benefits present the fair value of the Fixed Fund, as well as the adjustment of the Fixed Fund from fair value to contract value.

As of December 31, 2013, the Plan's common and collective trust fund was invested in Fixed Fund - Institutional - a trust established by SEI Trust Company ("SEI") - which consists primarily of fully benefit-responsive investment contracts. On December 9, 2013, the Board of Directors of SEI authorized the termination of the Fixed Fund - Institutional. Prior to that date, all of the Fixed Fund - Institutional investments were liquidated for more than full book value and the proceeds were invested into money market investments. As of December 31, 2013, the net assets of the Fixed Fund - Institutional primarily represented a money market fund, offset by accrued expenses. As of December 31, 2013, the Fixed Fund - Institutional investments are stated on a liquidation basis (which approximates fair value), whereby assets and liabilities are stated at their estimated settlement and all costs of liquidation have been recognized.

Withdrawals from these contracts may be made at contract value for the qualified benefit payments, including participant-directed transfers. INVESCO attempts to reduce the risk of significant non-benefit related withdrawals by participating in plans, which are permitted under the Declaration of Trust upon receipt of twelve months written notice, by investing in certain contracts which allow INVESCO to effect book value withdrawals from the issuing entity under various circumstances, generally with twelve months’ notice required.

The average yield earned by the Fixed Fund, which is calculated by dividing the annualized earnings of all investments in the Fixed Fund (irrespective of the interest rate credited to participants in the Fixed Fund) by the fair value of all investments in the Fixed Fund, for 2014, was 1.44%. The average yield earned by the entire Fixed Fund, with an adjustment to reflect the actual interest rate credited to participants, for 2014, was 0.60%.The accompanying statements of changes in net assets available for benefits are prepared on a contract value basis. See Note 4 for a discussion of fair value measurements.

Income recognition

Salary deferral contributions from the participants are accrued in the period in which they are deducted from wages in accordance with compensation deferral agreements. Participant rollover contributions are recorded when they are received by the Plan. Employer matching contributions approved by the Employer’s Board of Directors (the Board) are accrued as earned by the participants. Employer profit sharing contributions are accrued in the period in which they are approved by the Board.

The change in fair value of the Plan’s investments from one year to the next is recorded as net appreciation (depreciation) in fair value of investments in the accompanying statements of changes in net assets available for benefits. Net appreciation (depreciation) in fair value of investments also includes realized gains and losses on such investments during the year.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date. Purchases and sales of investments are recorded on a trade-date basis.

CASCADE BANCORP EMPLOYEES'
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2014 and 2013

Payment of benefits

Benefits are recorded when paid. As of December 31, 2014 and 2013 there were no amounts allocated to participants who had elected to withdraw from the Plan but had not been paid.

Excess contributions payable

Excess contributions payable represent contributions that need to be returned to certain active participants in order to satisfy the relevant non-discrimination provisions of the Plan.

3. Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. Management is currently evaluating the effect that the provisions of ASU 2015-07 will have on the Plan's financial statements.

4. Investments

All investments are participant directed. As of December 31, 2014, 19 registered investment companies, the Fixed Fund, and the Cascade Bancorp Stock Fund were available as investment options. Participants should refer to the investment funds’ prospectuses for a complete description of the individual investment funds.

The following table presents investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013:

	2014	2013
Common and collective trust fund
Fixed Fund	$1,352,492	*
Fixed Fund - Institutional	*	1,953,274
Shares of registered investment companies
T. Rowe Price Retirement 2020	2,580,047	2,597,114
Vanguard 500 Index Signal	2,145,511	2,054,797
T. Rowe Price Retirement 2040	1,945,103	1,651,799
T. Rowe Price Retirement 2030	1,881,740	1,752,378
Columbia Select Large Cap Growth Z	1,701,505	1,808,922
MFS Utilities Fund R4	1,455,872	1,312,089
MFS Value Fund R4	1,444,454	1,350,623
MFS Research International Fund R4	1,174,337	1,471,627

*Investment represents less than 5% of the Plan's net assets

During the years ended December 31, 2014 and 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

CASCADE BANCORP EMPLOYEES'
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2014 and 2013

	2014	2013
Shares of registered investment companies	$163,384	$3,296,698
Common and collective trust fund	9,845	9,068.11
Cascade Bancorp Stock Fund	17,273	(134,879)
	$190,502	$3,170,887
5. Fair Value Measurements

GAAP defines fair value, establishes a framework for measuring fair value, and requires certain disclosures about fair value measurements. The hierarchy of fair value valuation techniques under GAAP provides for three levels: Level 1 provides the most reliable measure of fair value, whereas Level 3, if applicable, generally would require significant management judgment. The three levels for categorizing assets and liabilities under GAAP’s fair value measurement requirements are as follows:

Level 1 - Fair value of the asset or liability is determined using unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Fair value of the asset or liability is determined using inputs other than quoted prices that are observable for the applicable asset or liability, either directly or indirectly, such as quoted prices for similar (as opposed to identical) assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active; and

Level 3 - Fair value of the asset or liability is determined using unobservable inputs that are significant to the fair value measurement and reflect the Plan’s own assumptions regarding the applicable asset or liability.

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

All investment contracts held by the Fixed Fund as of December 31, 2014 were classified within Level 2 of the valuation hierarchy. As of December 31, 2013 the fair value of the Fixed Fund is classified within Level 1 of the valuation hierarchy. There were no other transfers between levels for the years ended December 31, 2014 and 2013.

The following is a description of the valuation methodologies used for the Plan’s assets measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the valuation hierarchy. The methods below may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although management believes that the valuation methods used by the Plan are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements as of the reporting date. There have been no changes to the methodologies used as of December 31, 2014 and 2013.

Shares of registered investment companies

Shares of registered investment companies are mutual funds which are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year end. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, divided by the number of shares outstanding. The NAV is an unadjusted quoted price in an active market and is classified within Level 1 of the valuation hierarchy.

Common and collective trust funds (Fixed Fund and Fixed Fund - Institutional)

The Fixed Fund in 2014 and Fixed Fund - Institutional in 2013 (Fixed Fund Accounts) primarily invest in a variety of investment contracts such as guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions, and other investment products (synthetic GICs and collective investment trusts) with similar characteristics. Traditional GICs are backed by the general account of the issuer. The Fixed Fund Accounts deposit a lump sum with the issuer and receives a guaranteed interest rate for a specified time. The issuer guarantees that all qualified participant withdrawals will occur at contract value (principal plus accrued interest). GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. A

CASCADE BANCORP EMPLOYEES'
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2014 and 2013

synthetic GIC is an investment contract issued by an insurance company or bank, backed primarily by a portfolio of bonds that are owned by the Fixed Fund Accounts. These assets - which underlie wrapper contracts - are maintained separate from the contract issuer’s general assets, usually by a third party custodian. The wrapper contracts are obligated to provide an interest rate not less than zero. The issuer guarantees that all qualified participant withdrawals will occur at contract value.

As of December 31, 2014 the fair value of the Fixed Fund is based on the quoted contract values of units owned by the Plan and is classified within Level 2 of the valuation hierarchy. As of December 31, 2013, all investment contracts help by the Fixed Fund - Institutional were a cash equivalent money market fund that is classified within Level 1 of the valuation hierarchy.

Cascade Bancorp Stock Fund

The Cascade Bancorp Stock Fund consists primarily of common stock of the Employer, and certain cash and cash equivalents. The value of the Employer common stock is based on the closing price reported on the NASDAQ stock market and is classified within Level 1 of the valuation hierarchy.

The following are the Plan’s assets measured at fair value on a recurring basis as of December 31, 2014 and 2013:

	Level 1	Level 2	Level 3	Total
2014
Shares of registered investment companies
Asset allocation	$8,153,717	$—	$—	$8,153,717
Domestic equities - Growth	3,177,811	—	—	3,177,811
Domestic equities - Value	2,788,566	—	—	2,788,566
Global/International	1,463,264	—	—	1,463,264
Domestic equities - Utilities	1,455,872	—	—	1,455,872
Intermediate-term bond	936,035	—	—	936,035
Domestic equities - Blend	2,145,511	—	—	2,145,511
	20,120,776	—	—	20,120,776

Common and collective trust fund		1,352,492	—	1,352,492
Corporate common stock - Cascade Bancorp Stock	907,111	—	—	907,111
Total	$21,027,887	$1,352,492	$—	$22,380,379

	Level 1	Level 2	Level 3	Total
2013
Shares of registered investment companies
Asset allocation	$7,510,069	$—	$—	$7,510,069
Domestic equities - Growth	3,369,208	—	—	3,369,208
Domestic equities - Value	2,634,237	—	—	2,634,237
Domestic equities - Blend	2,054,797	—	—	2,054,797
Intermediate-term bond	1,524,873	—	—	1,524,873
Global/International	1,312,089	—	—	1,312,089
Domestic equities - Utilities	904,183	—	—	904,183
	19,309,456	—	—	19,309,456

Common and collective trust fund	1,953,274	—	—	1,953,274
Corporate common stock - Cascade Bancorp Stock	730,752	—	—	730,752
Total	$21,993,482	$—	$—	$21,993,482

CASCADE BANCORP EMPLOYEES'
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2014 and 2013

6. Related Party Transactions

A portion of the Plan’s assets are invested in the common stock of the Employer. Consequently, transactions involving these investments qualify as party-in-interest transactions. In addition, the Employer is the sponsor of the Plan and paid substantially all of the Plan’s expenses during the years ended December 31, 2014 and 2013, and certain of the Plan’s trustees are participants in the Plan.

7. Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, participants would become fully vested in their accounts.

8. Income tax status

The Employer has adopted a non-standardized Prototype Defined Contribution Plan and Trust (the Prototype Plan) developed by National Associates, Inc. N.W. (National). The Internal Revenue Service (IRS) has determined and informed the Employer by a letter dated July 8, 2010, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. In addition, the IRS has determined and informed National by a letter dated March 31, 2008, that the Prototype Plan is designed in accordance with the applicable sections of the IRC. Although the Plan has been amended since receiving the determination letters, the Plan Administrators and the Plan’s legal counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 2014 and 2013. Consequently, no provision for income taxes has been included in the accompanying financial statements.

GAAP requires the Plan Administrators to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrators have analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the accompanying financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrators believe that the Plan is no longer subject to income tax examinations for years prior to 2011.

9. Risks and Uncertainties

The Plan invests in various investment instruments which are exposed to certain risks such as interest rate, market, and credit risks. Due to the level of risk associated with the Plan’s investments, it is at least reasonably possible that changes in the values of the Plan’s investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying financial statements and supplemental schedule. For risks regarding investments in the common stock of the Employer - which is the primary investment held by the Cascade Bancorp Stock Fund - participants should refer to the Cascade Bancorp Annual Report on Form 10-K for the year ended December 31, 2014.

Supplemental Schedules

CASCADE BANCORP EMPLOYEES'
401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
EIN: 93-1034484
PLAN: 001

Year Ended December 31, 2014

	Totals that Constitute Nonexempt Prohibited Transactions
Year	Participant Contribution Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correcting in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
2014	$53	$53	$—	$—	$—

The accompanying notes and report of independent registered public accounting firm should be read with the supplemental schedule.

CASCADE BANCORP EMPLOYEES'
401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 93-1034484
PLAN: 001

December 31, 2014

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment	Cost	Current value
COMMON AND COLLECTIVE TRUST
	INVESCO	Stable Value V	*	$1,352,492

SHARES OF REGISTERED INVESTMENT COMPANIES
	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2020	*	$2,580,047
	Vanguard Group, Inc.	Vanguard 500 Index-Admiral	*	2,145,511
	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2040	*	1,945,103
	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2030	*	1,881,740
	Columbia Management	Columbia Select Large Cap Growth Z	*	1,701,505
	MFS Investment Management	MFS Utilities Fund R4	*	1,455,872
	MFS Investment Management	MFS Value Fund R4	*	1,444,454
	MFS Investment Management	MFS Research International Fund R4	*	1,174,337
	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2050	*	1,100,802
	Prudential	Prudential Jennison Mid Cap Growth Z	*	867,599
	MFS Investment Management	MFS Bond Fund R4	*	863,724
	American Beacon Advisors, Inc.	American Beacon Small-Cap Value Fund I	*	724,935
	Goldman Sachs	Goldman Sachs Mid Cap Value Inst	*	619,177
	Vanguard Group, Inc.	Vanguard SM Cap Growth IDX-ADM	*	608,707
	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2010	*	564,193
	Vanguard Group, Inc.	Vanguard Total International Stock Index	*	288,927
	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement Income	*	81,832
	Vanguard Group, Inc.	Vanguard TOT Bond MKT Index-ADM	*	72,311
				$20,120,776
CORPORATE COMMON STOCK
**	Cascade Bancorp	Cascade Bancorp Stock Fund	*	$907,111

PARTICIPANT NOTES RECEIVABLE
**	Notes Receivable from Participants	Participant notes receivable with interest rates ranging from 3.25% to 9.00% maturing through March 2029	—	$359,101

* Cost omitted for participant-directed investments.
** A party-in-interest as defined by ERISA.

The accompanying notes and report of independent registered public accounting firm should be read with the supplemental schedule.